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                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423


For Immediate Release


NORTHROP GRUMMAN COMMENCES EXCHANGE OFFER FOR ALL OUTSTANDING SHARES OF TRW INC. AT $47 PER COMMON SHARE


         LOS ANGELES - March 3, 2002 - Northrop Grumman Corporation (NYSE:NOC) announced today that it has commenced an exchange offer for all outstanding shares of common stock and preference stock of TRW Inc. (NYSE:TRW).

         Each share of TRW common stock may be exchanged for a number of shares of common stock of Northrop Grumman equal to $47. The exact exchange ratio will be determined by dividing the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the offer, but in no event will the number of Northrop Grumman shares exchanged be more than 0.4563 ($47/$103) or less than 0.4159($47/$113). Each share of TRW's Series 1 preference stock II and Series 3 preference stock II may be exchanged for a number of Northrop Grumman shares equal to the exchange rate described above multiplied by the effective conversion rate for the shares of preference stock. The offer to exchange and withdrawal rights will expire at 12:00 midnight, New York City time, on March 29, 2002, unless extended.

         NORTHROP GRUMMAN IS FILING A REGISTRATION STATEMENT AND A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER TO EXCHANGE, WHICH CONTAIN


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IMPORTANT INFORMATION. TRW SHAREHOLDERS SHOULD READ THESE DOCUMENTS, COPIES OF
WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. COPIES OF THE OFFERING MATERIALS MAY ALSO BE OBTAINED FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER TO EXCHANGE, AT 800-755-7520.

         Kent Kresa, chairman and chief executive officer of Northrop Grumman, stated "We have not received a substantive response from TRW regarding our February 21 letter to enter into negotiations for a proposed business combination. We continue to believe that such a transaction would be in the best interests of both companies' shareholders. Accordingly, we are moving ahead to make this offer available to TRW shareholders and to initiate all the steps that are necessary to see it through to conclusion, including requesting that the TRW board of directors call the special meeting of shareholders required under Ohio law to authorize our acquisition of TRW shares. We expect that the TRW shareholders will respond favorably. In addition, we are filing a lawsuit in Ohio challenging elements of its anti-takeover laws."

         Mr. Kresa added, "as we stated on February 22, the proposed strategic combination of Northrop Grumman and TRW will create a third major contributor to the nation's satellite and missile defense requirements. Following completion of the acquisition, we intend to promptly separate TRW's automotive business from the rest of the combined company either through a sale to a third party or parties or a spin off to the shareholders of the combined companies," Kresa added.


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         Mr. Kresa noted that Northrop Grumman remains willing to entertain negotiations with TRW regarding a transaction and would welcome the opportunity to consider non-public information about TRW in order to consider any enhanced values that might be demonstrated by such information.

         TRW provides advanced-technology products and services for the aerospace, information systems and automotive markets worldwide. The company generated year-end 2001 sales of $16.4 billion.

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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Note: Certain statements and assumptions in this release contain or are based on
"forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include governmental regulatory processes, the company's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of TRW or Northrop Grumman. Should any such offer be commenced, Northrop Grumman will file and deliver all forms, notices and documents required under state and federal law.

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